UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 7, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

August 7, 2013

To whom it may concern

Mizuho Securities Co., Ltd.

Re: Final appeal in our lawsuit against Tokyo Stock Exchange, Inc. (“TSE”)

Today, Mizuho Securities Co., Ltd. (“MHSC”) has made a final appeal over the judgment (the “Judgment”) rendered by the Tokyo High Court (an appellate court) on July 24, 2013 in our civil case seeking damages against TSE.

MHSC reviewed the contents of the Judgment in consultation with our external legal counsels and prudently deliberated whether to make a final appeal. As a result, MHSC has reached a conclusion that MHSC cannot accept the Judgment and it is essential from various viewpoints to present MHSC’s arguments to the Supreme Court and seek its judgment, and has thus decided to make a final appeal.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026